February 19, 2019

Yu Haifeng
Chairman of the Board and Chief Executive Officer
Puyi Inc.
42F, Pearl River Tower
No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
Guangdong Province, People's Republic of China

       Re: Puyi Inc.
           Amendment No. 4 to
           Registration Statement on Form F-1
           Filed February 13, 2019
           File No. 333-228510

Dear Mr. Haifeng:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2019 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed February 13, 2019

General

1. We note your response and revisions in response to comment 1 regarding the purchase of individual or odd numbers of ADSs. Please revise your Cover Page, Prospectus
       Summary, and Description of American Depositary Shares to also disclose that 1 ADS equals 1.5 of your ordinary shares, and clearly disclose in sum and substance that
       "individual or odd numbers of ADSs may be purchased in this offering and/or subsequently traded." In addition, please revise your Description of Share Capital to disclose the material features of Article 19 of your Second Amended and Restated
 Yu Haifeng
FirstName LastNameYu Haifeng
Puyi Inc.
Comapany NamePuyi Inc.
February 19, 2019
February 19, 2019 Page 2
Page 2
FirstName LastName
         Memorandum and Articles of Association in your registration statement (e.g. you may issue fractional shares and fractional shares have the same corresponding fractional rights, limitations, etc. as whole shares), and revise your Description of American Depositary
         Shares to address the voting rights of fractional shares held by investors through owning an odd number of ADSs.
2. We note also your response and revisions in response to comment 1 that the maximum offering amount is $40 million, and that you propose to adjust the number of ADSs offered based on where your initial public offering price falls within the range of $6.00 to
         $7.50 per ADS. Please revise your registration statement to:

             Disclose this fact and to clearly explain how any adjustment will operate. We strongly suggest that you include a table depicting the adjustment mechanism.
             Revise to explain how your underwriters will determine the per-security offering price since you are offering a variable number of shares.
             Clearly state that you will not be selling the maximum number of securities for the maximum offering amount of $7.50 per ADS.
             Disclose that initial public offering price will be fixed for the duration of your offering.
             Make conforming revisions throughout your registration statement. We note, as an example only, that your dilution section does not address that the maximum number of securities to be sold will vary with the offering price.

         In addition, please also provide your detailed legal analysis for how adjusting the offering size complies with the federal securities laws. For example, please provide support for why your current estimated price range is a bona fide price range consistent with the requirements of Instruction 1 to Item 501(b)(3) of Regulation S-K. In this regard, we note that the price range for a $30 million to $40 million aggregate offering, with the minimum and maximum number of ADSs listed on the cover page, could exceed $2.00 per ADS without any adjustment. We may have additional comments after reviewing your revisions and response.
3. In the alternative, please decrease the maximum number of ordinary shares and ADSs which may be sold to 8 million and 5.33 million, respectively, or increase your maximum offering amount to $50 million, in light of your current estimated price range of $6.00 to
         $7.50 per ADS. Please revise your cover page to disclose your maximum offering amount of gross proceeds and that all securities will be sold at a fixed price.
4. Please revise footnote 1 to your registration fee table to refer to Rule 457(o).
 Yu Haifeng
Puyi Inc.
February 19, 2019
Page 3

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Benjamin
Phippen, Staff Accountant, at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameYu Haifeng
                                                           Division of
Corporation Finance
Comapany NamePuyi Inc.
                                                           Office of Financial
Services
February 19, 2019 Page 3
cc:       Kefei Li, Esq.
FirstName LastName